SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 Millennials and Generation Z Are Driving the Digital-first Future of Customer Experience, Dated December 3, 2019.
99.2 NICE inContact CXone Powers Record Number of Interactions on Cyber Monday, Dated December 4, 2019.
99.3 NICE Wins Two ‘ASTORS’ Awards for Best Investigation and Best 911 Incident Recording and Analytics Solutions, Dated December 9, 2019.
99.4 NICE Actimize Selected by Taiwan’s Chailease to Implement End-to-End Anti-Money Laundering Compliance Program To Drive Operation Effectiveness and Increase Proficiency, Dated December 10, 2019.
99.5 Leading Telecom Transforms Customer Experience with NICE Robotic Process Automation, Dated December 11, 2019.
99.6 NICE 2019 Global Digital Evidence Management Benchmark Study Ranks Manual Evidence Handling as One of Law Enforcement’s Most Significant Challenges, Dated December 18, 2019.
99.7 NICE Recognized as Workforce Optimization Market Share Leader in Mid-Year DMG Consulting Report, Dated December 19, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated: January 2, 2020

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 Millennials and Generation Z Are Driving the Digital-first Future of Customer Experience, Dated December 3, 2019.
99.2 NICE inContact CXone Powers Record Number of Interactions on Cyber Monday, Dated December 4, 2019.
99.3 NICE Wins Two ‘ASTORS’ Awards for Best Investigation and Best 911 Incident Recording and Analytics Solutions, Dated December 9, 2019.
99.4 NICE Actimize Selected by Taiwan’s Chailease to Implement End-to-End Anti-Money Laundering Compliance Program To Drive Operation Effectiveness and Increase Proficiency, Dated December 10, 2019.
99.5 Leading Telecom Transforms Customer Experience with NICE Robotic Process Automation, Dated December 11, 2019.
99.6 NICE 2019 Global Digital Evidence Management Benchmark Study Ranks Manual Evidence Handling as One of Law Enforcement’s Most Significant Challenges, Dated December 18, 2019.
99.7 NICE Recognized as Workforce Optimization Market Share Leader in Mid-Year DMG Consulting Report, Dated December 19, 2019.